Exhibit 99.c

Purchase Price Methodology

1.  Disclosure Summary

■	Upon request from the CVM, we are attaching a summary explanation of the following topics:

(i)	Valuation methodologies used for deriving the values of Telemig Celular (operating company) and Telemig Participações (holding company)

(ii)	Telemig Participações ON and PN Shares Value Allocation, Including the Minimum Targets Adjustment

(iii)	Detailed Calculation of the Prices Paid and Value Allocation of the Minimum Targets

(iv)	Description of the Telemig Participações Reverse Stock Split

(v)	Sale Purchase Agreement Purchase Price Adjustments

(vi)	Mandatory Tender Offers Price Calculations

(vii)	Summary of the Sale Purchase Agreement Purchase Price Adjustments

(viii)	Hypothetical Analysis

■	Below please find a summary of all the steps taken to reach the prices per share paid to Telpart for their shares in Telemig Participações:

1 Price per thousand shares.

2.     Valuation methodologies used for deriving the values of Telemig Celular (operating company) and Telemig Participações (holding company)

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In the context of Telemig’s competitive auction process, Vivo based its price of R$1,093 million for Telpart’s stake in Telemig Participações on its expertise on the Brazilian wireless sector, the financial information made available by the Telemig Companies and in KPMG’s valuation report dated August 2, 2007

■	In accordance with Brazilian Law, the criteria used to value the Telemig Companies on the KPMG valuation report included the following methodologies:

—	The Adjusted Shareholders Equity methodology and

—	The Discounted Cash Flow methodology

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Adjusted Shareholders Equity methodology – The adjusted shareholders equity criteria assumes that the valuation of a particular company is based on the estimate of possible values for the realization of its assets and liabilities. It takes as a starting point the corresponding value of assets and liabilities and considers adjustments in some of these items, reflecting their respective value. It is the most appropriate criteria for valuing holdings companies and their respective stakes in other companies

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Discounted Cash Flow methodology - The criteria estimates the economic value of the equity of a company by calculating the present value of its projected cash flows, thus considering the inflows and outflows (including investments for the maintenance and expansion of activities) expected from the perpetuity of the company. This is the most used criteria to estimate the equity value of profitable businesses. The value of the company, therefore, is measured by the amount of cash flows projected to be generated by the business, discounted to their present value, to reflect time, the opportunity cost and risk associated with this business. This criteria also captures the value of intangible assets, customer base, portfolio of products and market share, among others, since all these items are reflected in the ability of the company to generate results. To calculate the cash flows generated by future operations of a company, we first need to project their results. To the projected results, we then add the expected depreciation (since is a non-financial costs) and subtract the expected Capex and the projected working capital needs. Other items that might affect the cash flows are also considered when appropriate. It is important to note, however, that the results calculated on projections do not correspond to accounting profit to be calculated in subsequent years. This is because, among other reasons, the profit is affected by non operational or non recurring factors, such as non recurring revenues and expenses, among others. These factors are not projected because of its unpredictability or for simplification. The projection of future financial results is intended solely for purpose of calculating the projected cash flows for the operations of the evaluated company. At that stage of the valuation, we want to estimate the ability to generate cash from normal operations of the company, or its potential to generate value for shareholders as a result of its operational characteristics. The annual cash flows are then discounted by the weighted average cost of capital. Subsequently, the discounted cash flows are added to estimate the enterprise value of the business. To determine the equity value of the company and, consequently, the equity value of its shares or quotas, to the enterprise value of the business previously calculated, are added or subtracted the non-operational assets and liabilities, the net debt and any contingencies or other extraordinary non operational payments eventually identified.

■	To derive the equity value of Telemig Participações, KPMG first calculated the value of Telemig Celular (see below)

(i) First KPMG calculated the enterprise value of Telemig Celular using the DCF methodology based on the operating and financial projections prepared by the management of the Telemig Companies and Vivo.  It then deducted (i) the net debt¹ and (ii) the net contingencies² of Telemig Celular to get to the Telemig Celular equity value

(ii) As a second step, KPMG then calculated the enterprise value of Telemig Participações by multiplying the Telemig Participações ownership stake in Telemig Celular by its equity value calculated in the first step.  It then subtracted (i) the net debt¹ of Telemig Participações³ and (ii) the net contingencies² of Telemig Participações³ to reach the Telemig Participações equity value

■	The diagram bellow summarizes the steps taken to derive the equity value of Telemig Participações

■	The KPMG valuation report concluded that the equity value of Telemig Participações in December 31, 2006 ranged from R$ 4,165 million to R$ 4,566 million

—	Based on the above range, the estimated per share value of Telemig Participações ranged from R$ 11.64 to R$ 12.76

■	Additionally, the KPMG valuation report shows that the equity value of Telemig Celular was R$4,634 million

—	Based on the above, the per share value of Telemig Celular was R$ 1,954.36

 1 Net Debt = Companies’ debt (+) accrued interests (+) hedging transactions (+) dividends payables (-) cash and cash equivalents.
 2 Contingencies net of judicial deposits based on the amount provisioned on the balance sheet of the companies.
 3 Refers to the Standalone Balance Sheet.

3.  Telemig Participações ON and PN Shares Value Allocation, Including the Minimum Targets Adjustment

■	On August 02, 2007, Vivo signed a sale purchase agreement (SPA) to acquire the Telpart shares of Telemig Participações for an aggregate amount or R$1,093 million

—	The chart below highlights the value paid per each Telemig Participações ON and PN share, including the value assigned for the Minimum Targets by each class of share:

■	The following steps were taken into account to derive such value allocation:

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Calculating the value of the Telemig Participações PN shares: Based on the historical liquidity of the company’s PN shares (TMCP4) and other precedent transactions in the industry, it was assigned a market premium for the shares of approximately 25% over the weighted average price of the Telemig Holdings’ (TMCP4) preferred stock for the last 30 trading days before the announcement of the transaction

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Calculating the value of the ON shares: From the total value agreed of R$ 1,093 million, it was subtracted the value assigned to the Telpart PN shares in Telemig Participações, resulting in the price paid for the Telpart ON shares

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Minimum Targets: Once that the total value that Vivo would pay for the Telpart shares was agreed, it was then negotiated that the total value would be subject to a price adjustment to the extent the Telemig Companies did not meet a set of minimum operational targets at the closing date.  These targets related to: (i) the number of Telemig subscribers; (ii) the net service revenues generated during the last 12 months prior to closing and; (iii) a minimum balance of net cash or net debt, as described in the Appendix C of the SPA between Vivo and Telpart (Minimum Targets)

It was defined that the Minimum Targets should correspond to 5% of the total amount to be paid (R$ 1.093,0 million) to Telpart and it would be subject to the same price adjustment as the other price components in the contract.  This clause was negotiated with Telpart to ensure that the directors of Telemig would continue to manage the company in the best interest of its shareholders during the Anatel approval process

4.  Detailed Calculation of the Prices Paid and Value Allocation of the Minimum Targets

■	The Telemig Participações ON and PN prices paid per share to Telpart are calculated in the following manner:

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Since the Minimum Targets are part of the price paid by Vivo to Telpart, the 5% related to the Minimum Targets (R$54.6 million) were divided proportionately among the value paid for the ON and PN shares, respectively as described bellow:

■	The table bellow illustrates in detail the formula shown above:

5.  Description of the Telemig Participações Reverse Stock Split (10.000: 1)

■	On August 14, 2007, Telemig Participações concluded a reverse stock split resulting in the following new shareholding structure:

■	After the Telemig Participações reverse stock split, the prices per share in the SPA were adjusted accordingly:

6.  SPA Purchase Price Adjustments

■	When the transaction was closed on April 03, 2008, the price originally agreed to in the SPA for the ON and PN shares were further adjusted for the following conditions in accordance with the SPA:

(i)	By the Brazilian CDI rate since announcement day (August 02, 2007) until the closing (April 03, 2008)

(ii)	By the approved dividends on the Telemig shareholders meeting of 03/28/08

(iii)	By the Minimum Targets (as described on appendix C of SPA)

■	The table bellow shows the calculations for these price adjustments:

7.  Mandatory Tender Offers Price Calculations

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In accordance with Brazilian regulations, given the change of control of the Telemig Companies, Vivo had to offer to acquire all of the remaining Telemig Companies’ minority ON shareholders at a price equal to (i) at least 80% of the price paid to Telpart for its ON shares in Telemig Participações and (ii) at least 80% of the implied value of the Telemig Celular ON shares.

■	It is important to note that the methodology used to value Telemig Participações and Telemig Celular was based on the same principals as the ones used on the KPMG valuation report

■	Please find a brief summary of the Mandatory Tender Offers price calculations for Telemig Participações and Telemig Celular

8.  Summary of the SPA Purchase Price Adjustments

■	The exhibit below shows the sequence of adjustments made to the purchase price in accordance with the SPA

1 CDI adjustment since the signing (August 02, 2007) until the closing (April 03, 2008) of approximately 7.16%.
2 Proposed dividends at the shareholders meeting of 03/28/08
3 Since all the Minimum Targets listed in the sales purchase agreement were met, the value was also adjusted by CDI.

9.  Hypothetical Analysis

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We were asked by CVM if the payment of a premium for the PN shares held by Telpart in Telemig Participações would constitute a transfer of value from the ON minority shareholders in the context of the Mandatory Tender Offers

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In order to respond to CVM and demonstrate there was no value transfer, Vivo calculated a theoretical scenario in which it assumed that no premium was paid for the PN shares held by Telpart in Telemig Participações.  As highlighted below, the difference in the ON prices is so insignificant that it was concluded by the CVM that there was no value transfer from one shareholder class to the other

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Furthermore, the reason why Vivo acquired the PN stake in Telemig Participações held by Telpart, was that this was one of the conditions to acquire control of the companies as stated in the SPA. It is also important to note that the value offered for the PN shares held by Telpart in Telemig Participações was the same value offered in the voluntary tender offer for the PN minorities as stated in the notice to the market of May 15, 2008

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The following analysis replicates the same exercise made in the sections above of this document assuming a theoretical scenario where Vivo does not pay the 25% premium for the PN shares held by Telpart and how this translates in the value for the remaining ON shares.  For purposes of the theoretical analysis, neither the total value paid by Vivo nor the Minimum Targets were altered (5% of the total value):

■	Then, adjusting the values for the Minimum Targets proportionally between the ON and PN value we have:

■	Adjusting the value further by the reverse stock split we have:

■	Then, the resulting prices have to be further adjusted by the conditions in the SPA:

(i)	The Brazilian CDI rate since announcement day (August 02, 2007) until the closing (April 03, 2008)

(ii)	The approved dividends on the Telemig shareholders meeting of 03/28/08

(iii)	The Minimum Targets (as described on appendix C of SPA)

■	The table below shows the final prices after all of the adjustments:

■	Finally, the table below compares the actual value paid by Vivo and the theoretical values resulting from the analysis:

Announcement	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações	979,515,792	991,299,754	(11,783,962)
Price of the PN Telpart Shares of Telemig Participações	58,919,810	47,135,848	
Minimum Targets	54,654,505	54,654,505	
Total	**1,093,090,107**	**1,093,090,107**	

Including Mimimun Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
ON + "Minimum Targets" proportional to their stake in the company	1,031,069,254	1,043,473,425	(12,404,170)
PN + "Minimum Targets" proportional to their stake in the company	62,020,853	49,616,682	
Total	**1,093,090,107.0**	**1,093,090,106.7**	

After CDI, Proposed Dividends and Minimum Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends	1,041,920,882	1,054,548,564	(12,627,682)
Price of the PN Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends	62,105,782	49,478,100	
Mimimun Targets	58,567,714	58,567,714	
Total	**1,162,594,377**	**1,162,594,377**	

Includes Mimimum Targets in the Price Adjustment - CDI / Dividends and Mimimum Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends, Minimum Targets	1,097,165,522	1,110,457,818	(13,292,297)
Price of the PN Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends, Minimum Targets	65,428,856	52,136,559	
Total	**1,162,594,377**	**1,162,594,377**	

Price per Share

Announcement	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações	13.50	13.66	(0.16)
Price of the PN Telpart Shares of Telemig Participações	6.07	4.86	
Minimum Targets	54,654,505	54,654,505	

Including Mimimun Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
ON + "Metas Mínimas" proporcionalmente a sua participação no total	14.21	14.38	(0.17)
PN + Metas Mínimas proporcional a sua participação no total	6.39	5.12	

After CDI, Proposed Dividends and Minimum Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends	143.55	145.29	(1.74)
Price of the PN Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends	6.40	5.10	
Mimimun Targets	58,567,714	58,567,714	

Includes Mimimum Targets in the Price Adjustment - CDI / Dividends and Mimimum Targets	SPA	Theoratical Scenario	Delta (SPA - Scenario)
Price of the ON Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends, Minimum Targets	151.17	153.00	(1.83)
Price of the PN Telpart Shares of Telemig Participações Adjusted By CDI and Proposed Dividends, Minimum Targets	67.43	53.75

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As shown above, the difference between the value paid and the theoretical scenario is only 1.2% and not material (R$13,292,297 divided by R$1,162,549,377).  As such, it was clear that there was no value transfer among the shareholder classes

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Again, the reason why Vivo acquired the PN stake in Telemig Participações held by Telpart, was that this was one of the conditions to acquire control of the companies as stated in the SPA.  It is also important to note that the value offered for the PN shares held by Telpart in Telemig Participações was the same value offered in the voluntary tender offer for the PN minorities as stated in the notice to the market of May 15, 2008